UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 333-44735

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HRH RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB ROGAL & HOBBS COMPANY

4951 Lake Brook Drive, Suite 500

GLEN ALLEN, VIRGINIA 23060

(804) 747-6500

INDEX

		Page Number(s)
A.	Financial Statements and Schedules:

	Report of Independent Registered Public Accounting Firm—BDO Seidman, LLP	1

	Financial Statements:

	Statements of Net Assets Available for Benefits	2

	Statement of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4

	Supplemental Schedules:

	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

	Schedule of Delinquent Participant Contributions	10

B.	Exhibits

	23 Consent of Independent Registered Public Accounting Firm—BDO Seidman, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

By: Hilb Rogal & Hobbs Company, Plan Administrator

Date:	June 28, 2007	By:	/s/ MICHAEL DINKINS
Michael Dinkins
Executive Vice President and Chief Financial Officer Hilb Rogal & Hobbs Company

HRH RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2006 and 2005 and year ended December 31, 2006

with Report of Independent Registered Public Accounting Firm

HRH RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2006 and 2005 and year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

HRH Retirement Savings Plan

Glen Allen, Virginia

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of the year and delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary disclosures required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

/s/  BDO Seidman, LLP

Richmond, Virginia

June 27, 2007

HRH RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2006	2005
Assets
Investments, at fair value:
Mutual Funds	$151,952,051	$126,249,096
Collective Trust Funds	24,760,688	17,906,133
Cash	374,030	420,888
HRH Common Stock	11,174,052	10,846,804
Participant Loans	4,286,764	4,285,126
Group Annuity Contract	49,167,889	46,787,669

Total investments at fair value	241,715,474	206,495,716
Contribution receivable due from Hilb Rogal & Hobbs Company	6,112,864	5,932,449

Net assets available for benefits at fair value	247,828,338	212,428,165
Adjustment from fair value to contract value for fully benefit responsive investment contract	1,044,416	775,278

Net assets available for benefits	$248,872,754	$213,203,443

See accompanying notes.

HRH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions
Investment income	$4,815,103

Contributions:
Hilb Rogal & Hobbs Company	6,112,477
Employees	24,397,043

30,509,520

Total additions	35,324,623

Deductions
Benefit payments	19,894,069
Administrative expenses	67,796

Total deductions	19,961,865

Net realized and unrealized appreciation in fair value of investments	20,306,553

Net increase	35,669,311
Net assets available for benefits at beginning of year	213,203,443

Net assets available for benefits at end of year	$248,872,754

See accompanying notes.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1.    Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb Rogal & Hobbs Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Diversified Investment Advisors (the Record Keeper) is the Plan’s record keeper.

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 50% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company makes a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company’s Board of Directors based on a percentage of participants’ compensation. No such contributions were made for 2006.

Participants can elect among several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election are automatically invested in the HRH Conservative Allocation Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant’s earnings or account balance, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to a participant from the participant’s account. Loans are secured by the participant’s remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest established by the Plan Administrator based on local prevailing rates, and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant’s primary residence, in which case the loan term may not exceed 15 years.

Payment of Benefits

Upon termination of service, a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, semi-annual or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2.    Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan’s investments are stated at fair value except for its group annuity contract in the Stable Value 5 (Transamerica) Fund which is stated at contract value. Collective trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances.

The Stable Value 5 (Transamerica) Fund is reported at contract value, which approximates fair value, as the group annuity contract has been deemed to be fully benefit responsive. Contract value represents contributions plus earnings, less withdrawals or transfers by participants. For 2006, interest was guaranteed at a crediting interest rate of 4.50%. The crediting interest rate may be reset quarterly, semi-annually or annually as elected by the Plan. The crediting interest rate is determined by the issuer based on several agreed-upon criteria, but cannot be less than 0%. The average effective yield for this fund in 2006 and 2005 was approximately 4.50% and 4.10%, respectively.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3.    Investments

All of the Plan’s investments are held by Investors Bank and Trust Company, trustee of the Plan.

In 2006, the Company, as the Plan’s sponsor, added one investment fund to the Plan and removed one investment fund from the Plan.

Individual investments representing 5 percent or more of the fair value of net assets available for benefits were as follows:

	December 31
	2006		2005
Mutual Funds:
Davis New York Venture Fund	$13,900,541	**
Diversified Core Bond Fund	12,948,589		$9,692,905
Diversified Stock Index Fund	13,118,806		11,963,654
Diversified Value & Income Fund	16,398,468		12,213,883
American Funds Growth of America R4	26,127,278		22,073,341
American Funds Euro Pacific Growth Fund R4	20,776,407		16,466,399
Federated Capital Appreciation Fund A	—		10,679,648	*
Transamerica Premier Balanced Fund	13,119,077		12,581,628
Common Stock Fund:
HRH Common Stock Fund	11,174,052		10,846,804
Group Annuity Contract:
Stable Value 5 (Transamerica)	49,167,889		46,787,669

*	Investment option was closed in 2006.
**	Investment option was added in 2006.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$15,753,094
HRH Common Stock	1,195,245
Collective Trust Funds	3,358,214

$20,306,553

4.    Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 20, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt.

5.    Related-Party Transactions

Certain plan assets are invested in funds sponsored by the Record Keeper and stock of the Company. Transactions involving these investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

6.    Delinquent Participant Contributions

During 2006, the Company failed to remit certain employee deferrals to the Plan aggregating $27,856 in a timely manner according to U.S. Department of Labor regulations. The Company computed lost earnings of $8,125 on the late employee deferrals and subsequently remitted the employee deferrals and lost earnings to the Plan.

SUPPLEMENTAL SCHEDULES

HRH RETIREMENT SAVINGS PLAN

EIN 54-1194795, PLAN 001

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual Funds:
Davis New York Venture Fund	360,866 shares	$13,900,541
Diversified Core Bond Fund*	1,252,281 shares	12,948,589
Diversified Stock Index*	1,385,302 shares	13,118,806
Diversified Value & Income Fund*	1,236,687 shares	16,398,468
American Funds Growth of America R4	799,978 shares	26,127,278
American Funds Euro Pacific Growth Fund R4	451,858 shares	20,776,407
Baron Small Cap Fund	391,440 shares	8,936,573
Calamos Growth A Fund	136,890 shares	7,378,394
Oppenheimer Developing Markets N Fund	259,227 shares	10,506,449
Transamerica Premier Balanced Fund*	519,773 shares	13,119,077
Royce Opportunity Fund	681,862 shares	8,741,469

		151,952,051
Collective Trust Funds:
Diversified Real Estate Fund*	297,905 shares	6,951,578
HRH Conservative Allocation Portfolio	162,223 shares	1,880,118
HRH Moderate Allocation Portfolio	604,481 shares	7,139,228
HRH Aggressive Allocation Portfolio	695,596 shares	8,789,764

		24,760,688
Cash	—	374,030

Group Annuity Contract:
Stable Value 5 (Transamerica)*	—	50,212,305
HRH Common Stock*	914,736 shares	11,174,052

Participant Loans*	Interest rates ranging from 5.11% to 11.04%; maturity dates vary with remaining terms from 1 to 15 years.	4,286,764

Total investments		$242,759,890

*	Indicates party-in-interest to the Plan.

HRH RETIREMENT SAVINGS PLAN

EIN 54-1194795, PLAN 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2006

	Participant Contributions Transferred Late to Plan During Year	Not Corrected	Corrected	Pending Correction	Total That Constitute Non-Exempt Prohibited Transactions
2006	$27,856		$27,856		$27,856